Allstate Life Insurance Company
                 Allstate Financial Advisors Separate Account I
               Allstate Life Insurance Company Separate Account A
                 Allstate Life Variable Life Separate Account A

                       Supplement dated February 12, 2004
                                       to
                     Prospectuses dated May 1, 2003 or later


This supplement announces the closure of one of the variable sub-accounts previously available under your contract. Please keep this supplement for future reference together with your prospectus.

On January 30, 2004, the Board of Trustees of Morgan Stanley Variable Investment Series approved a Plan of Liquidation and Dissolution (the "Plan") relating to the Pacific Growth Portfolio (the "Portfolio"), and recommended that the Plan be submitted to shareholders of the Portfolio for approval. Effective February 3, 2004, the Portfolio was closed to new investors. If the Plan is approved by shareholders, it is anticipated that the Portfolio will liquidate on or about April 17, 2004.

Therefore, we will no longer offer the Pacific Growth Sub-Account that invests in the Pacific Growth Portfolio. Until liquidation of the Portfolio, if you are currently enrolled in one of our special services automatic transaction programs, such as automatic additions, portfolio rebalancing or dollar cost averaging, we will continue to effect automatic transactions to the Pacific Growth sub-account in accordance with that program. Upon liquidation of the Portfolio, the Money Market Sub-Account will replace the Pacific Growth Sub-Account for any special service program and any amounts then allocated to the Pacific Growth Sub-Account will be automatically transferred to the Money Market Sub-Account.